Exhibit 3.2

Resolutions of the Board of Directors of

United Financial Bancorp, Inc.

WHEREAS, on December 23, 2004, the Board of Directors of United Financial Bancorp, Inc. (the “Company”) adopted a Stock Issuance Plan pursuant to which the Company will conduct an initial public stock offering; and

WHEREAS, the Board of Directors of the Company believes it to be in the best interest of the Company to amend the Company’s Charter to increase the Company’s authorized shares of common stock and preferred stock in order to accommodate the number of shares of common stock expected to be issued in the offering and in order to increase the Company’s flexibility to issue shares of common and preferred stock in the future should the Company determine that such issuance is desirable in the future;

NOW, THEREFORE, BE IT RESOLVED, that the first sentence of Section 5 of the Charter (the remainder of said Section 5 shall remain unchanged in all respects) is hereby amended and that the first sentence of Section 5, as amended, shall read as follows:

“The total number of shares of all classes of capital stock that the subsidiary holding company has the authority to issue is sixty-five million (65,000,000) shares, of which sixty million (60,000,000) shares shall be shares of common stock, par value $0.01 per share, and of which five million (5,000,000) shares shall be shares of preferred stock, par value $0.01 per share.”

RESOLVED FURTHER, that such amendment shall be effective upon filing with the Office of Thrift Supervision, following approval of the proposed amendment by the stockholder of the Company in accordance with Section 11 of the Charter and 12 C.F.R. § 552.4; and

RESOLVED FURTHER, that the President and Chief Executive Officer of the Company, or his designee, is hereby authorized and directed to execute such documents that he deems necessary or appropriate in order to effectuate the amendment of the Charter of the Company.

SECRETARY’S CERTIFICATE

I, Diane P. Wilson, Acting Corporate Secretary of United Financial Bancorp, Inc., hereby certify that the foregoing is a true and correct copy of resolutions adopted at a meeting of the Board of Directors of United Financial Bancorp, Inc. held on February 17, 2005, at which meeting a quorum was at all times present and acting; that the passage of said resolutions was in all respects legal, and that said resolutions are in full force and effect.

Dated: February 17, 2005	/s/ Diane P. Wilson
Diane P. Wilson
Acting Corporate Secretary

Consent of Sole Stockholder

of United Financial Bancorp, Inc.

The undersigned, being the sole holder of all of the issued and outstanding voting common stock of United Financial Bancorp, Inc. (the “Company”), hereby adopts the following resolution by its written consent:

RESOLVED, that the first sentence of Section 5 of the Company’s Charter (the remainder of said Section 5 shall remain unchanged in all respects) is hereby amended and that the first sentence of Section 5, as amended, shall read as follows:

“The total number of shares of all classes of capital stock that the subsidiary holding company has the authority to issue is sixty-five million (65,000,000) shares, of which sixty million (60,000,000) shares shall be shares of common stock, par value $0.01 per share, and of which five million (5,000,000) shares shall be shares of preferred stock, par value $0.01 per share.”

In Witness Whereof, the undersigned has duly signed this consent as of this 17th day of February, 2005.

United Mutual Holding Company
(in its capacity as sole stockholder of United Financial Bancorp, Inc.)

/s/ Richard B. Collins
Richard B. Collins President and Chief Executive Officer